SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

Guidance Software, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

401692 10 8

(CUSIP Number)

Shawn McCreight and Jennifer McCreight

c/o Murray A. Indick

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Telephone: 415-268-7096

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (the “Amendment”) is being filed with respect to the beneficial ownership of Shawn H. McCreight and Jennifer Lynn McCreight (the “Reporting Persons”). This Amendment supplements the Schedule 13D and Amendments No. 1, 2 and 3 thereto as previously filed on February 11, 2016, February 26, 2016, March 22, 2016 and March 30, 2016, respectively (as amended, the “Schedule 13D”). The Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On March 30, 2016, Shawn McCreight, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Robert Medrano (collectively, the “Solicitors”) filed with the SEC a Definitive Proxy Statement (File No. 001-33197) seeking (i) the election of each Solicitor as a director of the Issuer, (ii) to ratify the selection of Ernst & Young LLP as the Issuer’s independent registered public accountants for the year ending December 31, 2016, (iii) to consider and vote upon the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan, as amended and (iv) to approve Mr. McCreight’s stockholder proposal to amend the Issuer’s Fourth Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders.

On April 1, 2016, Mr. McCreight issued a press release targeted to the stockholders of the Issuer. A copy of the press release is filed as Exhibit 4 hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2016

By:	/s/ Shawn McCreight
Name:	Shawn McCreight

By:	/s/ Jennifer McCreight
Name:	Jennifer McCreight

EXHIBIT INDEX

Exhibit No.	Document

1.	Stockholder Nomination and Proposal Letter dated February 10, 2016*

2.	Press Release dated February 11, 2016*

3.	Press Release dated February 25, 2016*

4.	Press Release dated April 1, 2016, filed herewith

*Previously filed